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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO.2 TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   090433 10 3
                      (CUSIP Number of Class of Securities)

                                 Ronald A. Klein
                     Bingham Financial Services Corporation
                         260 East Brown Street, MI 48009
                                 (248) 644-5470
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 27, 1999
             (Date of Event Which Requires Filing of This Statement)


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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. | |

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 090433 10 3                 13D                      Page 2 of 6 Pages

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                                  SCHEDULE 13D
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CUSIP NO. 090433 10 3

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1   NAME OF REPORTING PERSON                   MILTON M. SHIFFMAN
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*                           PF


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION



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                7   SOLE VOTING POWER          267,167
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER        -0-
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER     267,167
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    -0-
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  267,167

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  11%

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14   TYPE OF REPORTING PERSON*
                                  IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 090433 10 3                     13D                Page 3 of 6 Pages


ITEM 1.        SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Bingham Financial Services Corporation, a Michigan corporation ("Bingham" or the "Company"). The Company's principal executive offices are located at 260 East Brown Street, Suite 200, Birmingham, Michigan 48009. This Amendment amends that certain Amendment No. 1 to Schedule 13D which Dr. Milton M. Shiffman filed with the Securities and Exchange Commission on or about December 29, 1998.

ITEM 2.        IDENTITY AND BACKGROUND.

         This Amendment No. 2 to Schedule 13D is filed by Dr. Milton M. Shiffman (the "Reporting Person"). The Reporting Person's business address is 31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334. The Reporting Person is the Chairman of the Board of Sun Communities, Inc., a Maryland corporation, whose common stock is listed on the New York Stock Exchange. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased 7,500 shares of Common Stock for $151,500 on June 15, 1998, 7,500 shares of Common Stock for $150,750 on June 16, 1998, 200 shares of Common Stock for $3,945 on June 16, 1998, 4,800 shares of Common Stock for $94,680 on June 17, 1998, 1,000 shares of Common Stock for $20,250 on July 14, 1998, 7,000 shares of Common Stock for $144,200 on July 15, 1998 and 148,334 shares of Common Stock for $2,225,010 on April 27, 1999. The funds used for the purchases reported herein were derived from the personal funds of the Reporting Person.

ITEM 4.        PURPOSE OF TRANSACTION.

June, 1998

         On June 15, 1998, the Reporting Person acquired 7,500 shares of Common Stock in the open market to be held as a personal investment. On June 16, 1998, the Reporting Person acquired 7,500 shares of Common Stock in the open market to be held as a personal investment. On June 16, 1998, the Reporting Person acquired 200 shares of Common Stock in the open market to be held as a personal investment. On June 17, 1998, the Reporting Person acquired 4,800 shares of Common Stock in the open market to be held as a personal investment.


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CUSIP No. 090433 10 3                      13D                Page 4 of 6 Pages


July, 1998

         On July 14, 1998, the Reporting Person acquired 1,000 shares of Common Stock in the open market to be held as a personal investment. On July 15, 1998, the Reporting Person acquired 7,000 shares of Common Stock in the open market to be held as a personal investment.

April 1999

         On April 27, 1999, the Reporting Person acquired 148,334 shares of Common Stock pursuant to a private placement by the Company to be held as a business investment.

         The Reporting Person may acquire additional shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is currently the beneficial owner of 267,167 shares of Common Stock, which represents approximately 11.0% of the outstanding shares of Common Stock according to information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999. Specifically, the Reporting Person is the record owner of 263,834 shares of Common Stock, and, pursuant to Rule 13d-3, the beneficial owner of 3,333 shares of Common Stock by virtue of his currently exercisable option to acquire that number of shares of Common Stock.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Common Stock he beneficially owns.

         (c) As set forth in Item 4, on April 27, 1999, the Reporting Person acquired 148,334 shares of Common Stock at $15.00 per share for $2,225,010. All of the shares were issued by the Company and were acquired pursuant to a subscription agreement between the Reporting Person and the Company.

         (d)   None.

         (e)   Not applicable.





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CUSIP No. 090433 10 3                      13D              Page 5 of 6 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person holds a currently exercisable stock option to purchase 3,333 shares of Common Stock at $10.00 per share that expires on November 13, 2007.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                    [Signature contained on following page.]





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CUSIP No. 090433 10 3                  13D                     Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 26, 1999


                                                     /s/ Milton M. Shiffman
                                            ------------------------------------
                                                     Milton M. Shiffman